FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 29, 2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes.............No......X.......

                If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

   International Power and Origin Energy Secure A$ 338 million Financing for the South East Australia Gas Pipeline

(London - 29 May 2002) International Power today announces that its joint venture with Origin Energy has secured finance for the construction of the South East Australia (SEA) Gas pipeline. The 680km pipeline, that will run from Port Campbell in Victoria to Adelaide in South Australia, is being jointly developed on a 50:50 basis by International Power and Origin Energy under the name South East Australia Gas Pty Ltd.

In March, International Power's wholly owned subsidiary Pelican Point Power signed a gas supply agreement with BHP Billiton securing gas for the Company's operations in South Australia. Under the terms of the agreement BHP Billiton will supply approximately 260 Peta Joules of natural gas over a ten-year period, which will be sourced from the Minerva gas field in the Otway Basin, off the Victorian coast. This gas will be transported to Adelaide through the new SEA Gas pipeline.

The A$ 338 million ((pound)130 million) financing package comprises an A$ 214 million ((pound)82 million) non-recourse facility and an A$ 124 million ((pound)48 million) equity bridge facility. The total equity investment for each company in the project will therefore be A$ 62 million ((pound) 24 million). Lead arrangers for the loan package are ABN AMRO Australia, Australia and New Zealand Banking Group, RBS (Australia) Pty Ltd, and The Toronto-Dominion Bank.

Peter Giller, CEO of International Power said, "the new pipeline will significantly increase the security of gas supply for our operations in South Australia and will generate cost savings."

The pipeline is expected to be operational in the first quater of 2004.

For further information: -

Media contact:
Aarti Singhal
+44 (0)207-320-8681

Investor contact:
Grant Jones
+44 (0)207-320-8619

Media & Investor contact:
Paul Parshley
(United States) +1 508-922-3124

Notes to the Editors: -

1 Peta Joule = 1 billion cubic feet

International Power's operations in South Australia include the 485MW Pelican Point and the 360MW Synergen power stations.

Origin Energy is an integrated energy company focussed on natural gas with complementary interests in exploration and production, power generation and energy retailing.

International Power plc is a leading independent electric generating company with over 9,100 MW (net) in operation, 2,015 MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      INTERNATIONAL POWER PLC
                                                      (Registrant)


                             By: /s/ Stephen Ramsay
                                -----------------------------------------------
                                Stephen Ramsay, Company Secretary